EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

			For The Years Ended

	Nine Months
	Ended
	September		December		December		December		December		December
	30, 2003		31, 2002		31, 2001		31, 2000		31, 1999		31, 1998

Net income	127,034		120,016		58,662		29,165		25,585		22,974
Add: interest expense and amortization of premiums, discounts and capitalized expense related to indebtedness	244,589		244,038		199,829		253,343		226,350		253,140
Earnings as adjusted	371,623		364,054		258,491		282,508		251,935		276,114
Fixed charges (interest expense and amortization of premiums, discounts and capitalized expense related to indebtedness)	244,589		244,038		199,829		253,343		226,350		253,140
Ratio of earnings to fixed charges	1.52	X	1.49	X	1.29	X	1.12	X	1.11	X	1.09	X
Preferred stock dividend	3,340		6,679		6,679		6,679		6,679		6,679
Ratio of earnings to fixed charges and preferred stock dividends	1.50	X	1.45	X	1.25	X	1.09	X	1.08	X	1.06	X